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                                                                  EXHIBIT 1.2(b)

                             [Ryan, Beck letterhead]

June 14, 2000

Mr. Michael T. Crowley, Jr.
President & Chief Executive Officer
Mutual Savings Bank
4949 W. Brown Deer Road
P.O. Box 23988
Milwaukee, WI 53223-0988

RE: Clarification of Engagement Letter dated January 28, 2000

Dear Mike:

This is to follow up and confirm our conversation regarding the above referenced Engagement Letter. As we discussed, there is the potential in the proposed transaction for there to be unsold subscription shares while at the same time there may be unmet demand for Mutual shares among First Northern shareholders. In view of this, the proposed distribution arrangements contemplate the potential for Mutual to elect to distribute unsold subscription shares to those First Northern shareholders looking for more Mutual shares.

The purpose of this letter is to clarify the compensation arrangements between Ryan, Beck and Mutual in the event Mutual elects to distribute such unsold shares to First Northern shareholders. Based on our discussions, this is to confirm, that to the extent unsold subscription shares of Mutual are distributed to First Northern shareholders that Ryan, Beck shall be entitled to compensation in connection with such shares pursuant to Section 4(2) of the above referenced Engagement Letter, provided, however, that in no event shall Ryan, Beck's compensation in connection with such shares exceed $100,000 in the aggregate. Also, no compensation is due with respect to the minimum number of shares issued to First Northern shareholders under the merger agreement. In order words, Ryan, Beck is not entitled to any compensation for shares in excess of 666,600 that are distributed to First Northern shareholders out of unsold subscription shares.

I hope the foregoing clarifies our arrangements. If so, the Agency Agreement will be drafted to reflect this understanding. I would appreciate it if you would execute below if you concur with the foregoing and return a copy of the signed letter to me.

Sincerely,

/s/
Ben A. Plotkin
President and Chief Executive Officer

Agreed to and accepted:  /s/                                     Date:
                       -------------------------------------          ----------
                       Michael T. Crowley, Jr.
                       President and Chief Executive Officer